UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Subject Company)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

713278109

(CUSIP Number of Class of Securities)

Brian D. Zuckerman

SVP – General Counsel & Secretary

The Pep Boys – Manny, Moe & Jack

3111 W. Allegheny Ave.

Philadelphia, PA  19132

(215) 430-9000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James W. McKenzie, Jr.

Colby Smith

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2016 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the “Company”). The Statement relates to the cash tender offer (the “Offer”) by IEP Parts Acquisition LLC, a Delaware limited liability company (the “Offeror”), a wholly owned subsidiary of Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Parent”), a subsidiary of Icahn Enterprises L.P. (“Icahn Enterprises”), and Parent to purchase all issued and outstanding shares of the Company’s common stock, par value $1.00 per share, at a purchase price of $18.50 per share, net to the holders thereof, in cash, without interest thereon, less any applicable tax withholding. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) initially filed by the Offeror and Parent with the SEC on January 5, 2016, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 5, 2016 and in the related Letter of Transmittal, which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement, respectively.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.           Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following to the end of such Item 8:

“Other Information

The offering period for the Offer expired as scheduled at 12:00 midnight, New York City time, on Tuesday, February 2, 2016 (one minute after 11:59 p.m., New York City time, on February 2, 2016) (the “Expiration Time”). The offering period was not extended. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised that, as of the Expiration Time, a total of approximately 38,114,742 Shares were validly tendered and not withdrawn during the offering period (not including Shares delivered through Notices of Guaranteed Delivery) which, together with those Shares already owned by Parent, the Offeror and their respective subsidiaries or affiliates, represent approximately 82% of the number of then issued and outstanding Shares. Additionally, Notices of Guaranteed Delivery have been received with respect to approximately 1,232,540 Shares.

The number of Shares tendered pursuant to the Offer satisfies the minimum condition set forth in the Merger Agreement. All conditions to the Offer having been satisfied, the Offeror has accepted for payment (such time of acceptance for payment, the “Acceptance Time”), and expects to promptly pay for, all Shares validly tendered and not withdrawn during the offering period.

1

Parent has advised the Company that it intends to consummate the Merger as soon as practicable following the Acceptance Time pursuant to the terms of the Merger Agreement. The Merger Agreement provides, among other things, that, subject to certain conditions, the Offeror will be merged with and into the Company, with the Company continuing as the Surviving Corporation, wholly owned by Parent. Pursuant to the Merger Agreement, at the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Shares owned by Parent, the Offeror or any of their respective subsidiaries or affiliates or by the Company or any of its subsidiaries (in each case which will automatically be cancelled and retired and will cease to exist) or any shareholder of the Company who duly exercises dissenters’ rights under Pennsylvania law) will be converted into, and cancelled in exchange for, the right to receive the Offer Price in cash, without interest thereon and subject to any required tax withholding, which is the same amount per Share that was paid in the Offer. Following the Merger, the Company will be a wholly owned subsidiary of Parent, and the Shares will no longer be listed on The New York Stock Exchange.

On February 3, 2015, Icahn Enterprises issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(ii) to this Statement and is incorporated herein by reference.”

Item 9.           Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Document

(a)(5)(ii)

Press Release issued by Icahn Enterprises L.P. on February 3, 2016 (incorporated by reference to Exhibit (a)(1)(I) to the Tender Offer Statement on Schedule TO-T originally filed by Icahn Enterprises Holdings L.P. and IEP Parts Acquisition LLC with the SEC on January 5, 2016, as amended and supplemented from time to time).

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PEP BOYS – MANNY, MOE & JACK

By:	/s/ Scott P. Sider

Name:	Scott P. Sider
Title:	Chief Executive Officer
Date:	February 3, 2016